Exhibit 99.1

SMART Announces Credit Facility Refinancing

CALGARY, Alberta — July 22, 2013 — SMART Technologies Inc. (“SMART”) (NASDAQ:SMT) (TSX:SMA), a leading provider of collaboration solutions, announced today that its wholly-owned subsidiary, SMART Technologies ULC (the “Company”), has priced a new four-and-a-half-year senior secured term loan in an aggregate principal amount of $125 million (the “Term Loan”) and has received a significant portion of the commitments for a new four-year asset-based loan facility (“ABL”) in an aggregate principal amount of $50 million. The proceeds from the financings are intended to be used to refinance certain existing indebtedness, fund transaction costs and for other corporate purposes. The transaction is expected to close the week of July 29, 2013.

Morgan Stanley Senior Funding, Inc. is acting as sole lead arranger and administrative agent for the Term Loan and will also act as administrative agent under the ABL.

The Term Loan will be guaranteed by SMART and all of the Company’s material Canadian and United States subsidiaries and be secured by certain assets of SMART, the Company and the Company’s material Canadian and United States subsidiaries. The Term Loan does not include any financial maintenance covenants. The refinancing transaction is subject to customary closing conditions.

Cautionary Note Regarding Forward Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. Some of these factors include market conditions; ability to obtain lender consent; our substantial indebtedness; our ability to service our outstanding indebtedness and the impact such indebtedness may have on the way we operate our business; the loss of one or more of our significant customers or strategic relationships; general economic and business conditions and any downturns in the technology service industry and our competitive environment. All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2013.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

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For more information, please contact:

Investor contact

Investor Relations

SMART Technologies Inc.

+ 1.877.320.2241

ir@smarttech.com

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1.403.407.5088

MarinaGeronazzo@smarttech.com

© 2013 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.